SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Information to be included in Statements filed

pursuant to Rule 13d-1(b), (c) AND (d)

Next 1 Interactive, Inc.

(Name of Issuer)

COMMON Stock, $0.001 par value

(Title of Class of Securities)

65337 E 106

(CUSIP Number)

December 31, 2014

(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Continued on following pages)

(Page 1 of 6 Pages)

1.	NAME OF REPORTING PERSON F. Berdon & Co., LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13 312 7787
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,053,778 (see Item 4)
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 2,053,778 (see Item 4)
	8.	SHARED DISPOSITIVE POWER None.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,053,778 (see Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12.	TYPE OF REPORTING PERSON: OO

Item 1(a).	Name of Issuer.
Next 1 Interactive, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices.

2690 Weston Road, Suite 200, Weston, FL 33331
Item 2(a).	Names of Person Filing.
F. Berdon & Co., LLC (“F Berdon”)
Item 2(b).	Address of Principal Business Office, or if none, Residence.

222 Purchase Street, Suite 308 Rye, NY 10580
Item 2(c).	Citizenship.

Delaware

Item 2(d).	Title of Class of Securities.
Common Stock, par value $0.001 per share (the “Common Stock”)
Item 2(e).	CUSIP Number.

65337 E 106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.

F Berdon beneficially owns 2,053,778 shares of Common Stock as of the date hereof. The 2,053,778 shares of Common Stock beneficially owned by F Berdon includes (i) 625,700 shares of Common Stock and (ii) 1,428,078 shares of Common Stock issuable upon partial conversion of certain convertible notes issued by Issuer (the “Convertible Notes”). Additionally, F Berdon the Convertible Notes are convertible into an additional 8,871,922 shares of Common Stock, in the aggregate. However, the aggregate number of shares of Common Stock into which the Convertible Notes are convertible and which F Berdon has the right to acquire beneficial ownership, is limited to the number of shares of Common Stock that, together with all other shares of Common Stock beneficially owned by F Berdon, including the shares of Common Stock subject to this Schedule 13G, does not exceed 9.99% of the total outstanding shares of Common Stock. Accordingly, such portion of the Convertible Notes are not currently convertible into Common Stock unless and until the actual shares of Common Stock held by F Berdon is less than 9.99% of the total outstanding shares of Common Stock.

Rick Berdon is the manager of F Berdon. By virtue of such relationship, Mr. Berdon may be deemed to have dispositive power over the shares owned by F Berdon. Mr. Berdon disclaims beneficial ownership of such shares.

Accordingly, for the purpose of this Statement:

(a)	Amount beneficially owned by F Berdon: 2,053,778 shares of Common Stock of the Issuer.
(b)	Percent of Class: F Berdon beneficially holds 9.99% of the Issuer’s issued and outstanding Common Stock (based on 20,558,347 shares of Common Stock issued and outstanding, as stated by the Issuer in its most recent Quarterly Report on Form 10-Q filed with the Commission on October 20, 2014).
(c)	Number of shares as to which F Berdon has:
(i)	Sole power to direct the vote: 2,053,778 shares of Common Stock of the Issuer.
(ii)	Shared power to vote or to direct the vote: None.
(iii)	Sole power to dispose or direct the disposition of the Common Stock: 2,053,778 shares of Common Stock of the Issuer.
(iv)	Shared power to dispose or direct the disposition of the Common Stock: None.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2015

F. Berdon & Co., LLC

By:	/s/Rick Berdon
Name: Rick Berdon
Title: Authorized Signatory